

January 24, 2024

Kevin Kraus
Chief Financial Officer
8X8 Inc.
675 Creekside Way
Campbell, CA 95008

Re: **8X8 Inc.**
Form 10-K for the Year Ended March 31, 2023
Form 10-Q for the Quarter Ended September 30, 2023
File No. 001-38312

Dear Kevin Kraus:

We have reviewed your January 17, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to our January 3, 2024 letter.

Form 10-Q for the Quarter Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Summary and Outlook, page 19

1.   We note from your response to prior comment 2 that in fiscal 2024, you began evaluating your operational performance based on change in ARR by customer size category and not specific customer counts. We also note that you rely on the growth percentage within the specific ARR customer size categories (i.e. enterprise, mid-market and small business) as a measure of potential future performance. Please confirm that you will include a discussion of period-over-period change in ARR by customer size category in future filings. In this regard, you refer here to the increase in enterprise customer ARR from fiscal 2019 to fiscal 2024 without discussing the decrease in enterprise ARR from the comparable period in fiscal 2023. Similarly, you refer to the percentage of ARR for small business customers in fiscal 2024 only and do not specifically discuss the percentage of ARR from mid-market customers for either period.

Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Suzy Seandel